UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

         Name:                                   21ST CENTURY TECHNOLOGIES, INC.

         Address of Principal Business Office    2700 W. SAHARA BLVD., SUITE 440
                                                 LAS VEGAS, NV 89102


         Telephone Number                        (702)248-1588

         Name and  Address of Agent for          ARLAND DUNN
         Service  and  Process                   21ST CENTURY TECHNOLOGIES, INC.
                                                 2700 W. SAHARA BLVD., SUITE 440
                                                 LAS VEGAS, NV 89102
                                                 (702)248-1588

         Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on
         which the registration statement was filed:   000-29209               .
                                                    ---------------------------
[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:
                                                   ----------------------------.

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                                     -----------
--------------------------------------.

         The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Nevada; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Las Vegas and State of Nevada on this 27th day of August 2003.


                                                 /s/ ARLAND D. DUNN
                                                 -------------------------------
                                                 21st CENTURY TECHNOLOGIES, INC.
                                                 By:  Arland D. Dunn
                                                 Its: Chief Executive Officer